Exhibit 99.1

For Immediate Release
Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected by First Hawaiian Bank to Provide
Enterprise-Wide Financial Crime Case and Investigation Management

Actimize Enterprise Risk Case Manager will support the bank’s efforts to improve efficiencies and collaboration while providing scalability for evolving needs

New York – February 21, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that First Hawaiian Bank, a wholly-owned subsidiary of BNP Paribas, has expanded their relationship with NICE Actimize by selecting Actimize Enterprise Risk Case Manager to support the bank’s enterprise-wide financial crime strategy.

First Hawaiian Bank currently uses NICE Actimize’s anti-money laundering solution to identify and report suspicious transactions related to money laundering and terrorist financing, and to meet current regulations and adapt to the evolving regulatory environment. As First Hawaiian planned its long-term financial crime technology strategy and roadmap, its compliance team identified the value and benefits of developing a long-term strategic partnership with a vendor who provides a broad risk experience.

Actimize Enterprise Risk Case Manager is designed to consolidate an operation’s existing detection systems into a single application for managing alerts, case development, regulatory reporting such as suspicious activity monitoring, exception reporting and investigations, and other compliance-related functions. By adopting a case and investigation management solution that could support the organization’s fraud and AML needs, the institution will be able to detect patterns of activity across organizational silos allowing them the ability to reduce operational costs, stem financial losses, and limit the risk of regulatory fines.

“One of our objectives is to break down the walls between anti-money laundering and fraud, and we just couldn’t do that without first adopting a common technology platform upon which we could build for the future,” said Gina Anoneuvo, Executive Vice President and Chief Compliance Officer, First Hawaiian Bank. “We believe that centralized case management will support more efficient and collaborative data analysis across organizational silos, while providing long-term cost reduction benefits as our organization grows.”

“Financial institutions of all sizes are recognizing that effective enterprise-wide financial crime management is one of the single biggest factors impacting loss prevention and operational efficiency in today’s financial institutions,” said Amir Orad, President and CEO of NICE Actimize. “Our experience in helping both regional and global banks develop and execute upon an enterprise wide financial crime strategy will allow us to help First Hawaiian address these challenges today, while laying the groundwork for future growth.”

About First Hawaiian Bank
First Hawaiian Bank (www.fhb.com) with $15.8 billion in total assets was founded in 1858 and is Hawaii's oldest and largest bank. It is a wholly owned subsidiary of BNP Paribas, a leading global financial services institution. BNP Paribas is one of the best rated banks in the world with an AA-credit rating from Standard & Poor’s.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.